SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 24, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated April 24, 2012 regarding “ST-Ericsson reports first quarter 2012 financial results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 24, 2012

Press Release April 23, 2012

ST-Ericsson reports first quarter 2012 financial results

•	Net sales $290 million

•	NovaThor U8500 ModAp hitting the market in devices from leading customers

•	New strategic direction and partnership announced today

Geneva, Switzerland, April 23, 2012 – ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the first fiscal quarter ending March 31, 2012.

Sales in the first quarter, excluding the contribution of IP licensing to a third party in the prior quarter, decreased sequentially 27% as anticipated. The operating loss was higher than the previous quarter due to the lower revenues.

Didier Lamouche, President and CEO of ST-Ericsson said: “This was a two-fold quarter: on one hand, our sales decreased substantially, as we had anticipated, due to a drop in sales of new products at one of our largest customers, in addition to the usual seasonal effect and to the continued decline of our legacy products.

On the other hand, it was a quarter that marked a milestone, since our NovaThor™ U8500 ModAp systems to Samsung and SonyMobile Communications started successfully to ramp, with smartphones from both customers now hitting the market. In January I said that our focus would be to effectively execute on our strategic programs, deliver in volume our leading products and to proliferate design wins. This is now starting to happen and, moving forward, we will continue to focus on the execution of the four main pillars of our strategic plan that we announced earlier today.”

2012 first quarter financial summary (unaudited)

$ million	Q1 2012	Q4 2011	Q1 2011
Income Statement
NET SALES	290	409	444
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(297)	(207)	(149)

- amortization of acquisition-related intangibles	(19)	(25)	(25)
- restructuring charges	(10)	(9)	(4)
OPERATING INCOME / (LOSS) as reported	(326)	(241)	(178)
NET INCOME / (LOSS)	(312)	(231)	(178)

Press Release April 23, 2012

$ million	Q1 2012	Q4 2011	Q1 2011
Additional financial data
Net financial position

Cash, cash equivalents & short-term deposits	22	9	39
Short-term debt	(978)	(807)	(234)
Net financial position²)	(956)	(798)	(195)

Net operating cash flow3)	(158)	(204)	(113)

Additional financial information

The net financial position at the end of the first quarter was negative $956 million. Despite the reported loss, net operating cash flow after capital expenditure has sequentially improved thanks to the inventory reduction and working capital management.

Inventory decreased by $14 million reaching $209 million at the end of the first quarter.

Outlook

For the second quarter 2012, ST-Ericsson expects net sales to increase sequentially in a low double-digit range.

Highlights – products, technology and wins announced in first quarter 2012

•	Products

•

Announced at Mobile World Congress, the NovaThor™ L8540 is an LTE/HSPA+/TD-HSPA-enabled integrated smartphone platform with the powerful application processor and modem integrated on a single die, and is scheduled to sample to customers in the second half 2012.

•	Unveiled the CG2905, the industry’s first connectivity platform solution with simultaneous support for GPS and GLONASS technology, Bluetooth and FM Radio all integrated on a single 40nm device.

•	Introduced first fully integrated wireless charger for mobile phones with the PM2020.

•	Customers

•	Samsung is now a customer of the ST-Ericsson NovaThor™ platform. The new Samsung GALAXY S Advance Android-powered smartphone uses the ST-Ericsson NovaThor™ U8500 System.

Press Release April 23, 2012

•	Xperia™ P, Xperia™ U, and Xperia™ sola are the first three smartphones by Sony Mobile Communications to use the NovaThor U8500 ModAp system, combining application processing, modem and connectivity.

•	Thor™ M5780 HSPA+ modem powers the next-generation Panasonic Elugasmartphone.

•	Ontim WP8500 tablet to be the first commercially available Android-based tablet using the NovaThor U8500 System.

•	Partners/technology

•

Selected fully depleted silicon on insulator (FD-SOI) technology for use in future mobile platforms, leveraging ST technology based on SoitecSOI, which will enable enhanced performance from the ST-Ericsson NovaThor™ platform at much lower battery usage – as much as 35 percent lower power consumption at maximum performance.

•	Continued cooperation with metaio, reaching another milestone in supporting metaio’s new 3D object tracking technology.

•	Joined the W3C Core Mobile Web Platform Community Group kicked off by Facebook.

•	SRS Labs made their TruMedia audio processing technology available on the ST-Ericsson Snowball development platform.

Footnotes

1)	The adjusted operating income/(loss) is defined as the operating income/(loss) reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.
2)	Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short-term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities
3)	Net operating cash flow is defined as net cash from operating activities, less capital expenditure and less restructuring charges.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and generated sales of $1.7 billion in 2011. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

Press Release April 23, 2012

www.stericsson.com

www.twitter.com/STEricssonForum

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations Claudia Levo, Geneva, Switzerland	Investor & Analyst Relations Fabrizio Rossini, Geneva, Switzerland Phone: +41 22 929 6973 Email: investor.relations@stericsson.com

Pamela McCracken, Santa Clara, U.S.A. Phone: +1 408 398 8565 Email: media.relations@stericsson.com

Ericsson Investor Relations AsaKonnbjer, Stockholm, Sweden Phone: +46 10 713 3928 E-mail: investor.relations@ericsson.com	STMicroelectronics Investor Relations Tait Sorensen, PhoenixAZ, US Phone: +1 602 485 2064 Celine Berthier, Geneva, Switzerland Phone: +41 22 929 5812 Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

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